Exhibit (a)(1)

COMRIT, A CAYMAN’S ISLANDS EXEMPTED LIMITED PARTNERSHIP, HAS FILED MATERIALS MAKING AN OPPORTUNISTIC TENDER OFFER TO YOU AND OUR OTHER STOCKHOLDERS TO BUY SHARES OF INLAND INCOME TRUST COMMON STOCK.

THE BOARD OF INLAND INCOME TRUST UNANIMOUSLY RECOMMENDS THAT YOU DO NOT SELL (TENDER) YOUR SHARES TO COMRIT AT COMRIT’S OFFER PRICE.

TO REJECT COMRIT’S OFFER, SIMPLY DO NOT RESPOND TO ANY COMRIT TENDER OFFER MATERIALS YOU SEE OR RECEIVE.

OVER TIME, COMRIT HAS MADE MULTIPLE OFFERS AT EVER HIGHER PRICES AND STATES THAT, AFTER ITS EXISTING OFFER EXPIRES, IT MAY MAKE ONE OR MORE ADDITIONAL OFFERS IN THE FUTURE AT A HIGHER PRICE.

If you are considering selling your shares to Comrit, please read the information below

Dear Inland Income Trust Stockholder,

You may have already seen, or you may receive soon, materials from Comrit Investments 1, L.P., a Cayman’s Islands Exempted limited partnership (“Comrit”), offering to purchase, through a tender offer, up to 1,300,000 shares of common stock of Inland Real Estate Income Trust, Inc. (“we” or “Inland Income Trust”) at an unsolicited and opportunistic price of $12.11 per share. We have previously announced that our board of directors is reviewing strategic alternatives and that we have engaged a financial advisor to assist us in this process. Although the process will take time and may not produce a liquidity event for stockholders, Comrit is attempting to take advantage of this process potentially to your detriment. Comrit, like you, is a stockholder of the Company but perhaps unlike you states that it regularly considers and evaluates investments in non-traded REITs such as the Company and looks to purchase additional shares at what it states is the “lowest price which might be acceptable to other [s]hareholders…” Said differently, Comrit is an opportunist that seeks to take advantage of you and profit at your expense. In the past, Comrit has purchased approximately 444,574 shares from other stockholders through tender offers. Our board recommended against stockholders accepting each offer. The average price paid by Comrit in these offers is $11.47 per share although Comrit has varied its offer price in each offer over time, from $11.18 per share at the lowest price to $12.51 per share at the highest price. All these offer prices are less than our estimated per share value of $19.17. If Comrit can purchase all the shares it seeks in its latest offer, it will own over 5% of our outstanding common stock. Comrit states in its offer that it “reserves the right to gauge the response to this solicitation, and, if not successful in purchasing 1,300,000 Shares in this Offer it may consider future offers” (emphasis added). Our board recommends that you reject Comrit’s offer. It is easy to do so. Just do nothing other than ignore Comrit’s offer and related paperwork. We do understand that your specific circumstances may require you to seek immediate liquidity even at the prices offered by Comrit especially because we have suspended our share repurchase program as part of the strategic alternatives review. Please note, however, that even though we are considering strategic alternatives, we expect to continue paying distributions at the current rate. You will lose the right to distributions on any shares that you tender to, and that are purchased by, Comrit.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT COMRIT’S OFFER TO PURCHASE YOUR SHARES FOR $12.11 PER SHARE.

TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU RECEIVE.

Why reject the Comrit Offer?

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Comrit acknowledges in its offer materials that in establishing the offer price of $12.11 per share, it is motivated to establish the lowest price that might be acceptable to stockholders consistent with Comrit’s objective, which it states is to profit from the ownership of Inland Income Trust shares.

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The Board is reviewing strategic alternatives which may lead to a liquidity event for the Stockholders. Although there is no assurance that a liquidity event will result from this review or the price that may result, the Board believes that Stockholders may be better served by waiting for the Board to complete the strategic review. The Board also noted that Comrit’s offer price is significantly (37%) less than the most-recently published estimated per-share NAV of $19.17. The Board added that there is no assurance that a liquidity event will result in a price that is equal to or exceeding the estimated per-share NAV. For information about the methodologies, assumptions and certain qualifications related to the valuation of Inland Income Trust’s assets and liabilities in connection with the calculation of the estimated per-share NAV, see Inland Income Trust’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on March 5, 2024, which is available free of charge via the Inland Income Trust website at www.inland-investments.com/inland-income-trust and the SEC’s website at www.sec.gov.

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Comrit states that it has not retained an independent person or organization to evaluate or render any opinion with respect to the fairness of its offer price and states that it is making no representation to you as an Inland Income Trust stockholder as to the fairness of Comrit’s offer price.

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If you sell your shares to Comrit, you will no longer receive distributions or participate in any liquidity event that may result from our Board’s review of strategic alternatives on the shares you have sold.

•	None of Inland Income Trust’s directors, executive officers, subsidiaries or other affiliates intends to sell (tender) their shares of stock to Comrit.

If you have already tendered your shares to Comrit or tender them in the future, you may withdraw your tender before the expiration of the offer or otherwise in accordance with Comrit’s offer materials by sending a written or facsimile notice to Comrit.

Each stockholder must individually evaluate whether to sell (tender) their shares. The Board suggests stockholders carefully consider all the factors discussed in Comrit’s materials before deciding to tender shares to Comrit. We encourage you to consult with your legal, financial and tax advisors when considering Comrit’s offer.

Inland Income Trust has filed a Schedule 14D-9 with the SEC providing additional detail regarding itself and its officers and directors and the Board’s recommendation in response to Comrit’s offer. The Schedule 14D-9 is available via the Inland Income Trust website at https://inland-investments.com/inland-income-trust/sec-filings and via the SEC’s website at https://www.sec.gov.

Any of Comrit’s tender offer materials that Inland Income Trust is required by SEC rules to forward to you will be forwarded at Comrit’s expense. We have not provided Comrit with access to ANY of your personal information or account information.

If you have any questions or need further information about your options, please feel free to contact our Investor Services team at 866-My-Inland (866-694-6526).

We appreciate your trust in Inland Income Trust and the Board and thank you for your continued support.

Sincerely,

Mark Zalatoris

President and Chief Executive Officer